UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly-held Company

EXCERPT FROM THE MINUTES OF THE 321st MEETING OF THE

BOARD OF DIRECTORS HELD ON MAY 8, 2017

1.         DATE, TIME AND VENUE: At 9:00 a.m. on May 8, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mr. Yuhai Hu and Mr. Yang Qu cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Mr. Daobiao Chen, Chairman, and Mr. Valter Matta, Secretary.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors decided to draw up these minutes in summary form, with the right to present manifestations and dissent, which will be filed at the Company's headquarters, and approved its publication as an excerpt without the signatures of the directors. After discussing and examining the items on the Agenda, the Directors unanimously decided as follows, with due abstention:

(i) Took cognizance and discussed the themes examined by the Board’s Advisory Committees;

(ii) Took cognizance of the managerial highlights and material facts that have occurred since the last meeting of the Board of Directors to date, reported by the Chief Executive Officer;

(iii) Appraised and discussed, in accordance with Item (ac) of Article 17 of the Company’s Bylaws, the separate and consolidated interim financial information of CPFL Energia included in the Quarterly Financial Information Form (ITR);

(iv) Approved the calculations that defined the Virtual Unit of Value (“UVV”) used as reference in the Long-Term Incentive Plan (“ILP Plan”) 2014-2022;

(vi) Deliberated the updating of the Internal Regulations of Board’s Advisory Committees;

(vii) Elected, pursuant to item “a”, Article 17 of the Bylaws, the members of the Company’s Board of Executive Officers, to serve a term-of-office of two (2) years, after signing the Instrument of Investiture, until the meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of fiscal year 2019: CHIEF EXECUTIVE OFFICER – Andre Dorf, Brazilian, married, administrator, identification document (RG) no. 14.379.624-0, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 170.751.778-93; CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER – Gustavo Estrella, Brazilian, married, administrator, identification document (RG) no. 8.806.922, issued by SSP/RJ, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 037.234.097-09; CHIEF MARKET OPERATIONS OFFICER – Karin Regina Luchesi, Brazilian, married, production engineer, identification document (RG) no. 27.371.339-5, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 219.880.918-45; CHIEF REGULATED OPERATIONS OFFICER – Luís Henrique Ferreira Pinto, Brazilian, married, electric engineer, identification document (RG) no. 12.504.909, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 029.352.408-47; CHIEF BUSINESS MANAGEMENT OFFICER – Wagner Luiz Schneider de Freitas, Brazilian, married, metallurgical engineer, identification document (RG) no. 3.852.689-8, issued by SSP/PR, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 024.833.017-97; CHIEF LEGAL AND INSTITUTIONAL RELATIONS OFFICER - Luiz Eduardo Fróes do Amaral Osorio, Brazilian, divorced, lawyer, identification document no. 100214, issued by OAB/RJ, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 026.000.007-80, all of whom with business address in the city of Campinas, state of São Paulo, at Rodovia Engº Miguel Noel Nascentes Burnier, nº 1755, CEP: 13088-140. The positions of DEPUTY CHIEF EXECUTIVE OFFICER and CHIEF PLANNING AND BUSINESS DEVELOPMENT OFFICER remain vacant;

(viii) Approved the Resolution no. 2017034-E of the Executive Board, related to the renewal of limits for the purchase and sale of energy by the trading companies of CPFL Energia group;

(ix) Recommended to the directors appointed by the Company in the management bodies of subsidiaries (“CPFL Paulista” and “CPFL Piratininga”) the favorable vote to aprove the execution of a new Commercial Technical Services (STC) contract.

6.         CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all those present, who subscribed to it. Mr. Daobiao Chen (Chairman), Valter Matta (Secretary) and Company’s members of the Board.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors.

Campinas, May 8, 2017.

Valter Matta

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.